NO ACT

DC
PE
3-19-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08042810

Received SEC
MAR 19 2008
Washington, DC 20549

March 19, 2008

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/19/2008

Re: General Motors Corporation

Dear Ms. Larin:

This is in regard to your letter dated March 18, 2008 concerning the shareholder proposal submitted by the Ray T. Chevedden and Veronica G. Chevedden Family Trust for inclusion in General Motors' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that General Motors will include the proposal in its proxy materials, and that General Motors therefore withdraws its March 16, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
MAR 28 2008
THOMSON
FINANCIAL

Sincerely,

William A. Hines
Special Counsel

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

GM

General Motors Corporation
Legal Staff

Facsimile (313) 665-4979 **Telephone** (313) 665-4927

March 16, 2008

BY E-MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 19, 2007 from the Ray T. Chevedden and Veronica G. Chevedden Family Trust (Exhibit A) from the General Motors Corporation ("General Motors" or "GM") proxy materials for the 2008 Annual Meeting of Stockholders. The proposal states:

> RESOLVED, Shareowners recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cash as many votes as equal to the number of shares held, multiplied by the number of directors to be elected. A shareholder may cash all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

General Motors intends to omit the proposal under Rule 14a-8(i)(2) on the grounds that it would, if implemented, cause the Corporation to violate the General Corporation Law of Delaware (the "GCL"), where we are incorporated. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney representing General Motors.

Section 214 of the GCL states:

> The Certificate of Incorporation of any corporation may provided that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with

> respect to such holders shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any 2 or more of them as such holder may see fit. [Emphasis added]

GM's Certificate of Incorporation does not currently provide cumulative voting, as described in section 214, and would have to be amended for the Corporation to adopt cumulative voting. Under section 241(b)(2) of the GCL, after a corporation has issued stock any proposed amendment to the Certificate of Incorporation must be authorized by the affirmative vote of the holders of a majority of the outstanding voting stock. Under Delaware law, therefore, GM's Board could not cause the adoption of cumulative voting without violating applicable state law. In the past few weeks, the Staff has issued several no-action letters with regard to the omission of very similar proposals submitted to Delaware corporations by other proponents represented by Mr. Chevedden. See Pfizer Inc. (March 7, 2008); Northrup Grumman Corporation (February 29, 2008); Time Warner Inc. (February 26, 2008); Citigroup Inc. (February 22, 2008); The Boeing Company (February 20, 2008); AT&T, Inc. (February 19, 2008). These proposals, like the proposal submitted to GM, recommend that the board "adopt cumulative voting." These should be distinguished from earlier proposals that recommended that the board "take all the steps in their power" to implement a proposal, as to which the Staff declined to take a no-action position. See, e.g., Wal-Mart Stores, Inc. (March 20, 2007).

We acknowledge that this request for a no-action letter is being sent after the deadline set by Rule 14a-8(j). We believe it would be anomalous, however, for General Motors to include this proposal in its proxy material when it has been recognized as contrary to Delaware law and when stockholders could be confused by the consequences of voting on the proposal.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2008 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,

Anne T. Larin

Anne T. Larin
Attorney and Assistant Secretary

Enclosure

c: John Chevedden for the Ray T. Chevedden and Veronica G. Chevedden Family Trust

Exhibit A

12/13/2007 08:27 FAX 3103717872 To: A. Lam C: J. Colby 001

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

Mr. G. Richard Wagoner, Jr.
Chairman
General Motors Corp. (GM)
300 Renaissance Center
Detroit, MI 48265
PH: 313-556-5000
FX: 313-667-3166
FX: 313-556-5108

RECEIVED
DEC 13 2007
OFFICE OF SECRETARY
DETROIT

Rule 14a-8 Proposal

Dear Mr. Wagoner,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

December 13, 2007
Date

cc: Nancy E. Polis
Corporate Secretary
PH: 313-665-4927
FX: 313-665-4979

Note:
The sponsors of this proposal include:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

[GM: Rule 14a-8 Proposal, December 19, 2007]

3 – Cumulative Voting

RESOLVED: Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Cumulative voting won 54%-support at Aetna and 56%-support at Alaska Air in 2005. It also received 55%-support at General Motors (GM) in 2006. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommended a yes-vote for proposals on this topic.

Cumulative voting also allows a significant group of shareholders to elect a director of its choice -- safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Most importantly cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation.

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified:

- The Corporate Library (TCL) http://www.thecorporatelibrary.com, an independent investment research firm rated our company:
  "D" in Overall Board Effectiveness.
  "High Governance Risk Assessment"
  "High Concern" in Accounting.

  The Corporate Library added that lack of internal control over financial reporting is our chief concern since it reduces the reliability of financial statements and does little to prevent fraud. Note the recently restated financials for fiscal years 2004 & 2005. General Motors is working to remediate its material weaknesses in this area, but this is incomplete.

- We did not have an Independent Chairman.
- We had a 67% super majority vote requirement – potentially allowing 1% of shareholders to overrule an overwhelming 66% of shareholders.
- Two of our directors were allowed to hold 5 director seats each – Over-extension concern:
  Mr. Cordina
  Mr. Laskawy
- Four of our directors received more than 8% withheld votes:
  Mr. Kresa
  Ms. Kullman
  Mr. Laskawy
  Mr. Pfeiffer

- Our directors also held 6-seats on boards rated "D" by the Corporate Library:
  1) Mr. Codina
     Merrill Lynch (MER)
     Merrill Lynch took a $5 billion charge and then its CEO, Mr. O'Neal, departed with $161 million. Mr. O'Neal previously served 4-years on the GM board.
     Home Depot (HD)
     Home Depot also has Ms. Katen (below) as a director.

2) Ms. Katen
Home Depot (HD)
3) Mr. Fisher
Eli Lilly (LLY)
4) Mr. Laskawy
Loews (LTR)
Carolina Group (CG)

The above concerns shows there is need for improvement and reinforces the reason to take one step forward now and encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 3

Notes:
Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 supports this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 16, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 General Motors Corp. (GM)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Ray T. Chevedden

Ladies and Gentlemen:

The March 16, 2008 company no action request fails to address the updated version of the proposal which was submitted to the company on December 28, 2007 and is attached.

For this reason it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Anne Larin <anne.t.larin@gm.com>

General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

March 18, 2008

BY E-MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

I am writing to withdraw my letter of March 16, 2008 requesting a no-action letter with regard to a stockholder proposal submitted by the Ray T. Chevedden and Veronica G. Chevedden Family Trust (Exhibit A) for inclusion in the proxy materials for the 2008 Annual Meeting of Stockholders of the General Motors Corporation ("General Motors" or "GM").

The language of the proposal that we believe would require the Corporation to violate Delaware corporate law was revised in an amended proposal submitted after the proposal quoted in my letter. Since the revised language satisfactorily addresses the issue, we do not intend to omit the proposal.

Sincerely yours,

Anne T. Larin
Attorney and Assistant Secretary

c: John Chevedden for the Ray T. Chevedden and Veronica G. Chevedden Family Trust

END

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000